UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SEMTECH CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	001-06395	95-2119684
(State or other jurisdiction of incorporation of organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Flynn Road
Camarillo, California	93012-8790
(Address of Principal Executive Offices)	(Zip Code)

Jeff Gutierrez	805-498-2111
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Semtech Corporation for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary for the functionality or production of those products. Conflict minerals are defined by the Securities and Exchange Commission (“SEC”) as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD (“Item 1.01”)), collectively defined as the “Covered Countries,” or are from recycled or scrap sources (as defined in paragraph (d)(6) of Item 1.01). Unless the context otherwise requires, “Semtech,” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

Semtech is a leading provider of high-performance semiconductors powering data center networking, Internet of Things (“IoT”) connectivity and cellular infrastructure solutions. We design, develop, manufacture and market a diverse portfolio of products for commercial applications, addressing the global infrastructure, high-end consumer and industrial end markets.

Infrastructure: data centers, passive optical networks, base stations, optical networks, servers, carrier networks, switches and routers, cable modems, wireless local area network and other communication infrastructure equipment. This market has expanded to support artificial intelligence-driven applications and general compute data center applications.

High-End Consumer: smartphones, tablets, smart glasses, wearables, desktops, notebooks, wireless charging, set-top boxes, digital televisions, monitors and displays, digital video recorders and other consumer equipment.

Industrial: IoT applications such as connected spaces (smart cities, buildings, factories, facilities and commercial buildings), smart utilities (electricity, water, gas and smart grid), wireless charging, medical, security systems, automotive, industrial and home automation, supply chain management, asset tracking and logistics, analog and digital video broadcast equipment, video-over-IP solutions and other industrial equipment.

Our end customers for our silicon solutions are primarily original equipment manufacturers that produce and sell technology solutions. Our IoT module, router, gateway and managed connectivity solutions ship to IoT device makers, enterprises and solution providers to provide IoT connectivity to end devices.

As a semiconductor and IoT hardware manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them. As a result, we know that many of our products contain tantalum, tin, tungsten and/or gold that are necessary to the functionality or production of those products.

Although many of our products contain these conflict minerals, we do not purchase ore or unrefined conflict minerals from mines and are many steps removed in the supply chain from the mining process. For calendar year 2025, Semtech was considered a “fabless” semiconductor manufacturer since we outsource the manufacture of most of our products to third-party fabrication facilities. We rely on our suppliers to assist with our RCOI and due diligence efforts. We are also a member of the Responsible Business Alliance (RBA) and rely on updated smelter audits published by the Responsible Minerals Assurance Process (“RMAP”) established by the Responsible Minerals Initiative (the “RMI”).

Item 1.01	Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Semtech has concluded in good faith that during the calendar year 2025,

(a)    Semtech has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

(b)    Based on a RCOI, Semtech knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

For the calendar year 2025, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the standard Conflict Minerals reporting templates (“CMRT”) established by RMI, and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, materials, and turnkey and assembly service suppliers. The CMRT requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Semtech. We compared the smelters and refiners identified in the surveys against the lists of facilities that produce “responsibly sourced materials” in accordance with RMI’s RMAP. The RMAP utilizes audit standards developed according to global standards including the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Our due diligence measures performed are discussed further in the Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2025 (“Conflict Minerals Report”) filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://investors.semtech.com and https://www.semtech.com/quality/declarations as well as the SEC’s EDGAR database at http://www.sec.gov. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02	Conflict Minerals Disclosure and Report

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2026	SEMTECH CORPORATION

	By:	/s/ Mark Lin
Mark Lin
Executive Vice President and
Chief Financial Officer